CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 16, 2005

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS DISCOVERS IMPORTANT GOLD-SILVER MINERALIZATION ON NUEVO MILENIO, DOS HORNOS NORTH ZONE

Cream Minerals Ltd. (CMA - TSX-V) (“Cream”) is pleased to report that, through its 100% owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V., it has initiated a program to re-evaluate all gold-silver data accumulated including diamond drill data from the previously reported 2002 and 2003 drill programs on its Nuevo Milenio property located near the city of Tepic, Nayarit State, Mexico.  The purpose of the present program is to establish the continuity of grade and mineralized zones in Dos Hornos North and to clarify core loss in DDH 17–03 and DDH 18-03, which was interpreted as having intersected old mine workings.

The program consists of detailed prospecting, geological mapping, sampling, and interpretation of drill data over a 500 meter section on the Dos Hornos Zone, which has a known strike length of 2.5 km as delineated previously by geology, rock sampling and geochemistry.

The work completed to date shows that the Dos Hornos North zone consists of at least four parallel quartz breccia veins within an epithermal alteration and quartz stock work zone 100 to 150 m wide.  Assays from drill core, shafts, adits and trenches on Vein 1 have shown that the mineralized vein structure is continuous along strike and  to at least 150 meter drill depth.

The sampled width used to calculate the weighted average grade of the mineralized structure is biased towards the narrower roof samples taken underground (sample width, on level 3 below shaft 5 is 1.2 m to 1.8 m).  The recently opened 50 meter cross-cut adit intersects the quartz breccia structure about 27 meters below Trench 1 and exposes a vein width of + 4 meters.  Sample results are pending.

The indicated Weighted Average grade of all Samples from Vein 1 (see longitudinal Section) is:

Meters (m)	Description	Au g/T	Ag g/T
3.73	Quartz breccia zone	2.995	169.34

Previously reported samples were assayed by Inspectorate Labs, Reno, Nevada.  All new samples were assayed by Luis Min (Minas de San Luis, S.A. de C.V. Durango, Mexico).  The Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company’s “Qualified Person” for the purpose of National Instrument 43-101.

A map highlighting assays related to the Nuevo Milenio, Dos Hornos North, Vein 1 project has been posted to the Company’s website under the News Releases.

For more information about Cream Minerals Ltd., the Company’s mineral property interests or to view the Corporate Presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Investor Relations at the Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400   Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

N35W
S35E
2361100 N
2361000 N
2360900 N
2360700 N
1200 m
1100 m
1000 m
Adit 1 m Au g/t Ag g/t
182177, 78 2.30 2.067 287.83
182179, 80 2.70 2.837 355.24
Trench 1 m Au g/t Ag g/t
660959-63 10.00 1.218 131.18
Including 4.00 2.885 284.40
Adit 2 m Au g/t Ag g/t
182172 1.20 1.32 96.00
182173 1.00 1.28 63.00
182174 1.70 2.08 122.00
Shaft 3 m Au g/t Ag g/t
182183 2.00 1.40 138.00
Sample # m Au g/t Ag g/t
182184 2.00 1.08 66.00
Shaft 4 m Au g/t Ag g/t
659608 3.00 2.468 83.00
Trench 2 m Au g/t Ag g/t
659793-99 14.00 1.820 29.88
Including 6.00 3.270 50.97
Shaft 5 m Au g/t Ag g/t
660675-77 3.80 2.520 99.47
Level 1 m Au g/t Ag g/t
182161 1.31 7.77 13.00
182162 1.10 3.08 54.00
182163 1.25 1.40 132.00
182164 1.10 1.81 258.00
182165 1.80 2.42 191.00
Sample # m Au g/t Ag g/t
182166 1.5 0.380 110.00
Creek Quartz Partial Outcrop
Road
Hand Trench
Arroyo Gudalupana
Quartz Outcrop & Float
Adit 1
Trench 1
Shaft2 Adit2
Shaft 3
DDH 18-03 Pad
Shaft4
Trench 2
Shaft6
Level 1
Level 2
Level 3
Adit 4 x-cut Assays pending
DDH 18 - 03
DDH 17 - 03
DDH 01 - 03
Level 2 m Au g/t Ag g/t
182145 1.10 4.19 200.00
182146 1.30 5.47 257.00
182147 1.10 0.20 35.00
182148 1.05 2.10 102.00
182149 1.00 2.80 133.00
182150 1.40 1.48 114.00
182151 1.20 1.01 135.00
182152 1.15 0.82 47.00
182153 1.70 1.79 133.00
182154 1.05 0.25 26.00
DDH 17 - 03 m Au g/t Ag g/t
199900 36 - 38 2.00 old workings
199901 38 - 40 2.00 1.050 191.50
199902 40 - 42 2.00 0.053 44.00
199904 44 - 46 2.00 0.110 32.50
199905 46 - 48 2.00 0.005 60.00
DDH 18-03 m Au g/t Ag g/t
199949 26 - 28 2.00 1.644 131.00
199950 28 - 30 old workings
182501 30 - 32 2.00 0.064 88.00
182502 32 - 34 old workings
Level 3 m Au g/t Ag g/t
182155 1.20 7.65 205.00
182156 1.20 1.53 99.00
182157 1.15 5.85 168.00
182158 1.25 4.46 138.00
182159 1.15 4.05 289.00
182160 1.20 3.19 148.00
DDH 01-03 m Au g/t Ag g/t
104137 192 - 194 2.00 0.027 33.90
104138 194 - 196 2.00 0.219 45.00
104139 196 - 198 2.00 0.651 200.00
Scale in meter
0 25 50 100
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH, VEIN 1
LONGITUDINAL SECTION
Trending N35W
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Nov. 12, 2005